SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Exicure, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M 101

(CUSIP Number)

Chad A. Mirkin

c/o AuraSense, LLC

8045 Lamon Avenue, Suite 410

Skokie, Illinois 60077

(847) 673-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30205M 101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
AuraSense, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 11,267,824 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 11,267,824 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,824 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based upon 75,994,790 outstanding shares of Common Stock determined by adding (a) the 44,369,790 shares of Common Stock outstanding as of July 10, 2019 as reported in the Issuer’s Prospectus Supplement dated July 30, 2019 (the “Prospectus Supplement”), and (b) the 31,625,000 shares of Common Stock sold pursuant to the Prospectus Supplement on August 2, 2019, as reported in the Prospectus Supplement.

CUSIP No. 30205M 101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Chad A. Mirkin, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,349 Shares
	8	SHARED VOTING POWER 11,292,824 Shares
	9	SOLE DISPOSITIVE POWER 160,349 Shares
	10	SHARED DISPOSITIVE POWER 11,292,824 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,173 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.05%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Dr. Mirkin disclaims beneficial ownership of the 11,267,824 Shares held by AuraSense, LLC, except to the extent of his pecuniary interest therein.

** This percentage is based upon 75,994,790 outstanding shares of Common Stock determined by adding (a) the 44,369,790 shares of Common Stock outstanding as of July 10, 2019 as reported in the Issuer’s Prospectus Supplement dated July 30, 2019 (the “Prospectus Supplement”), and (b) the 31,625,000 shares of Common Stock sold pursuant to the Prospectus Supplement on August 2, 2019, as reported in the Prospectus Supplement.

This constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Exicure, Inc., a Delaware corporation formerly known as Max-1 Acquisition Corporation (the “Issuer”) on October 6, 2017 (the “Schedule 13D”), and hereby amends the Schedule 13D to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The first paragraph of Item 2(a) of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

a.	This statement is filed by AuraSense, LLC, a Delaware limited liability company (“AuraSense”), and the sole member of its Board of Managers, Chad A. Mirkin, Ph.D.

The second and thirds paragraph of Item 2(c) of the Schedule 13D are hereby amended and restated by replacing them in their entirety with the following:

Dr. Mirkin’s principal occupation is Director of the International Institute for Nanotechnology at Northwestern University, as well as the George B. Rathmann Professor of Chemistry, Professor of Chemical and Biological Engineering, Professor of Biomedical Engineering, Professor of Materials Science and Engineering, and Professor of Medicine at Northwestern University.

The second paragraph of Item 2(f) of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

Dr. Mirkin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

Except as described in the following paragraph, the shares of Common Stock reported on this Schedule 13D were acquired in exchange for shares of preferred stock and options to purchase common stock of Exicure, Inc., a Delaware corporation (“Exicure OpCo”) pursuant to a merger (the “Merger”) effected pursuant to an Agreement and Plan of Merger and Reorganization, dated September 26, 2017, by and among the Issuer (then operating under the name Max-1 Acquisition Corporation), Max-1 Acquisition Sub, Inc., a wholly owned Delaware subsidiary of the Issuer, and Exicure OpCo.

Of the 27,267 shares of Common Stock held by Dr. Mirkin, 4,700 of such shares were acquired subsequent to the Merger by Mr. Mirkin for an aggregate price of approximately $11,480. The 25,000 shares owned by BSR (as defined below), which Dr. Mirkin may be deemed to share voting and dispositive power over as a member of the Board of Managers of BSR, were acquired by BRS for an aggregate price of approximately $50,000. Cash was the source of funds for these purchases.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

(a)	As of August 2, 2019, AuraSense’s total beneficial ownership amounts to 11,267,824 shares of Common Stock, constituting 14.83% of the outstanding shares of Common Stock of the Issuer (the “AuraSense Shares”).
As of October 31, 2018, AuraSense’s total beneficial ownership amounted to 11,267,824 shares of Common Stock, constituting 25.4% of the outstanding shares of Common Stock of the Issuer (based upon 44,358,000 outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018).
As of November 13, 2017, AuraSense’s total beneficial ownership amounted to 11,267,824 shares of Common Stock, constituting 28.67% of the outstanding shares of Common Stock of the Issuer (based upon 39,300,823 outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017).
As of August 2, 2019, Dr. Mirkin’s total beneficial ownership amounts to 11,453,173 shares of Common Stock, constituting 15.05% of the outstanding shares of Common Stock of the Issuer, consisting of (i) 27,267 shares of Common Stock held by Dr. Mirkin, (ii) 6,669 shares of Common Stock held by the Chad A. Mirkin Living Trust over which Dr. Mirkin serves as Trustee, (iii) 126,413 shares of Common Stock issuable to Dr. Mirkin upon exercise of options exercisable within 60 days of August 2, 2019, (iv) 25,000 shares owned by BSR Enterprises, LLC (“BSR”), which Dr. Mirkin may be deemed to share voting and dispositive power over as a member of the Board of Managers of BSR (the “BSR Shares”), and (v) the 11,267,824 AuraSense Shares, which Dr. Mirkin may be deemed to share voting and dispositive power over as a member of the Board of Managers of AuraSense. Dr. Mirkin disclaims beneficial ownership of the AuraSense Shares and the BSR Shares, except to the extent of his pecuniary interest therein.
As of October 31, 2018, Dr. Mirkin’s total beneficial ownership amounts to 11,405,868 shares of Common Stock, constituting 25.65% of the outstanding shares of Common Stock of the Issuer, consisting of (i) 22,267 shares of Common Stock held by Dr. Mirkin, (ii) 6,669 shares of Common Stock held by the Chad A. Mirkin Living Trust over which Dr. Mirkin serves as Trustee, (iii) 109,108 shares of Common Stock issuable to Dr. Mirkin upon exercise of options exercisable within 60 days of October 31, 2018, and (iv) the 11,267,824 AuraSense Shares, which Dr. Mirkin may be deemed to share voting and dispositive power over as a member of the Board of Managers of AuraSense. Dr. Mirkin disclaims beneficial ownership of the AuraSense Shares, except to the extent of his pecuniary interest therein.

As of November 13, 2017, Dr. Mirkin’s total beneficial ownership amounts to 11,386,747 shares of Common Stock, constituting 28.91% of the outstanding shares of Common Stock of the Issuer, consisting of (i) 22,267 shares of Common Stock held by Dr. Mirkin, (ii) 6,669 shares of Common Stock held by the Chad A. Mirkin Living Trust over which Dr. Mirkin serves as Trustee, (iii) 89,987 shares of Common Stock issuable to Dr. Mirkin upon exercise of options exercisable within 60 days of November 13, 2017, and (iv) the 11,267,824 AuraSense Shares, which Dr. Mirkin may be deemed to share voting and dispositive power over as a member of the Board of Managers of AuraSense. Dr. Mirkin disclaims beneficial ownership of the AuraSense Shares, except to the extent of his pecuniary interest therein.
(b)	AuraSense holds shared investment and shared voting power over the 11,267,824 AuraSense Shares.

Dr. Mirkin holds sole investment and sole voting power over the (i) 27,267 shares of Common Stock held by Dr. Mirkin, (ii) 6,669 shares of Common Stock held by the Chad A. Mirkin Living Trust over which Dr. Mirkin serves as Trustee, and (iii) 126,413 shares of Common Stock issuable to Dr. Mirkin upon exercise of options exercisable within 60 days of August 2, 2019. By reason of his status as a member of the Board of Managers of AuraSense and BSR, Dr. Mirkin may be deemed to hold shared investment and shared voting power over the 11,267,824 AuraSense Shares and the 25,000 BSR Shares.

(c)	During the last sixty days, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer except, on August 2, 2019, the BSR Shares were acquired for $2.00 per share.
(d)	Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2019

AuraSEnse, LLC By: /s/ Chad A. Mirkin President
/s/ Chad A. Mirkin CHAD A. MIRKIN